UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. **)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

China Telecom Corporation Limited

(Name of Issuer)

Common H shares, par value RMB1.00 per share

(Title of Class of Securities)

Y1505D102

(CUSIP Number)

September 30, 2010**

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This report on Schedule 13G is being filed to reflect holdings which, as a result of an administrative error, were not identified as requiring a filing on Schedule 13G at the time such reports were due. Upon discovering this oversight, the reporting persons promptly took steps to file this Schedule 13G, which reflects information that should have been reported for the month ending September 30, 2010, the years ending December 31, 2010, 2011 and 2012 and the month ending March 31, 2013. See Item 4 of the disclosure for additional information.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,852,888,795 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,852,888,795 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,888,795 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.35% (based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013)*
12.	TYPE OF REPORTING PERSON BK/HC

*	As of March 31, 2013. See Item 4 of the disclosure for information regarding holdings as of December 31, 2012, December 31, 2011, December 31, 2010, and September 30, 2010.

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,852,888,795 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,852,888,795 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,888,795 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.35% (based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013)*
12.	TYPE OF REPORTING PERSON HC

*	As of March 31, 2013. See Item 4 of the disclosure for information regarding holdings as of December 31, 2012, December 31, 2011, December 31, 2010, and September 30, 2010.

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CUSIP NO. Y1505D102	Page 4 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,852,888,795 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,852,888,795 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,888,795 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.35% (based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013)*
12.	TYPE OF REPORTING PERSON HC

*	As of March 31, 2013. See Item 4 of the disclosure for information regarding holdings as of December 31, 2012, December 31, 2011, December 31, 2010, and September 30, 2010.

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CUSIP NO. Y1505D102	Page 5 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,836,538,800 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,836,538,800 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,836,538,800 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 13.234% (based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013)*
12.	TYPE OF REPORTING PERSON HC

*	As of March 31, 2013. See Item 4 of the disclosure for information regarding holdings as of December 31, 2012, December 31, 2011, December 31, 2010, and September 30, 2010.

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CUSIP NO. Y1505D102	Page 6 of 14

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Management (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 775,966,000 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 775,966,000 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,966,000 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.592% (based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013)*
12.	TYPE OF REPORTING PERSON HC

*	As of March 31, 2013. See Item 4 of the disclosure for information regarding holdings as of December 31, 2012, December 31, 2011, December 31, 2010, and September 30, 2010.

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CUSIP NO. Y1505D102	Page 7 of 14

Item 1(a)	Name of Issuer: China Telecom Corporation Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

31 Jinrong Street, Xicheng District
Beijing,
China 100032

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Commonwealth Bank of Australia
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Australian Capital Territory

Colonial Holding Company Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000.
Commonwealth of Australia
New South Wales

Commonwealth Insurance Holdings Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
New South Wales

Colonial First State Group Limited
Ground Floor, Tower 1
201 Sussex Street
Sydney, New South Wales, 2000
Commonwealth of Australia
Victoria

First State Investment Management (UK) Limited
23 St Andrew Square
Edinburgh EH2 1BB
Scotland

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CUSIP NO. Y1505D102	Page 8 of 14

Item 2(d)	Title of Class of Securities:

Common H shares, par value RMB1.00 per share

Item 2(e)	CUSIP Number: Y1505D102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investment Management (UK) Limited are investment advisers registered pursuant to the law of the jurisdiction in which each is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

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CUSIP NO. Y1505D102	Page 9 of 14

Item 4	Ownership:

(a)	Amount beneficially owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote of; (ii) shared power to vote or to direct the vote of; (iii) sole power to dispose or to direct the disposition of; and/or (iv) shared power to dispose or to direct the disposition of:

This report on Schedule 13G is being filed to reflect positions which, as a result of an administrative error, were not identified as requiring a filing on Schedule 13G at the time such reports were due. Upon discovering this oversight, the reporting persons promptly took steps to file this Schedule 13G, which reflects information that should have been included for the month ending September 30, 2010, the years ending December 31, 2010, 2011 and 2012 and month ending March, 31 2013.

As of March 31, 2013, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 1,852,888,795 shares of the issuer’s common stock, representing approximately 13.35% of the class; (2) Colonial Holding Company Limited had shared voting and dispositive power over 1,852,888,795 shares of the issuer’s common stock, representing approximately 13.35% of the class; (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 1,852,888,795 shares of the issuer’s common stock, representing approximately 13.35% of the class; (4) Colonial First State Group Limited had shared voting and dispositive power over 1,836,538,800 shares of the issuer’s common stock, representing approximately 13.234% of the class; (5) First State Investment Management (UK) Limited had shared voting and dispositive power over 775,966,000 shares of the issuer’s common stock, representing approximately 5.59% of the class (all percentages based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013).

As of December 31, 2012, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 1,540,562,795 shares of the issuer’s common stock, representing approximately 11.10% of the class; (2) Colonial Holding Company Limited had shared voting and dispositive power over 1,540,562,795 shares of the issuer’s common stock, representing approximately 11.10% of the class; (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 1,540,562,795 shares of the issuer’s common stock, representing approximately 11.10% of the class; and (4) Colonial First State Group Limited had shared voting and dispositive power over 1,523,936,800 shares of the issuer’s common stock, representing approximately 10.98% of the class (all percentages based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2013).

As of December 31, 2011, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 1,041,900,681 shares of the issuer’s common stock, representing approximately 7.51% of the class; (2) Colonial Holding Company Limited had shared voting and dispositive power over 1,041,900,681 shares of the issuer’s common stock, representing approximately 7.51% of the class; (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 1,041,900,681 shares of the issuer’s common stock, representing approximately 7.51% of the class; and (4) Colonial First State Group Limited had shared voting and dispositive power over 1,027,574,800 shares of the issuer’s common stock, representing approximately 7.41% of the class (all percentages based on 13,877,410,000 shares outstanding as of December 31, 2011, per Form 20-F dated April 30, 2012).

As of December 31, 2010, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 1,574,070,000 shares of the issuer’s common stock, representing approximately 11.34% of the class; (2) Colonial Holding Company Limited had shared voting and dispositive power over 1,574,070,000 shares of the issuer’s common stock, representing approximately 11.34% of the class; (3) Commonwealth Insurance Holdings Limited had shared voting

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CUSIP NO. Y1505D102	Page 10 of 14

and dispositive power over 1,574,070,000 shares of the issuer’s common stock, representing approximately 11.34% of the class; and (4) Colonial First State Group Limited had shared voting and dispositive power over 1,571,682,000 shares of the issuer’s common stock, representing approximately 11.33% of the class (all percentages based on 13,877,410,000 shares outstanding as of December 31, 2012, per Form 20-F dated April 29, 2011).

As of September 30, 2010, (1) Commonwealth Bank of Australia had shared voting and dispositive power over 1,389,727,200 shares of the issuer’s common stock, representing approximately 10.01% of the class; (2) Colonial Holding Company Limited had shared voting and dispositive power over 1,389,727,200 shares of the issuer’s common stock, representing approximately 10.01% of the class; (3) Commonwealth Insurance Holdings Limited had shared voting and dispositive power over 1,389,727,200 shares of the issuer’s common stock, representing approximately 10.01% of the class; and (4) Colonial First State Group Limited had shared voting and dispositive power over 1,395,044,000 shares of the issuer’s common stock, representing approximately 9.98% of the class (all percentages based on 13,877,410,000 shares outstanding as of September 30, 2012, per Forms 20-F dated June 25, 2010 and April 29, 2011).

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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CUSIP NO. Y1505D102	Page 11 of 14

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of June, 2013.

Commonwealth Bank of Australia

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

Colonial First State Group Limited

By:	/s/ John Damien Hatton
Name:	John Damien Hatton
Title:	Director

First State Investment Management (UK) Limited

By:	/s/ Chris Turpin
Name:	Chris Turpin
Title:	Director

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CUSIP NO. Y1505D102	Page 12 of 14

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information